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                               October 16, 2020

       Tom Wasserman
       Chief Executive Officer
       Altimar Acquisition Corp.
       40 West 57th Street
       33rd Floor
       New York, NY 10019

                                                        Re: Altimar Acquisition
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2020
                                                            File No. 333-249368

       Dear Mr. Wasserman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

       Form S-1 filed October 7, 2020

       Structural Flexibility, page 7

   1. We note your response to comment 1. Consistent with your response, please revise disclosure under this
caption on pages 7 and 83 to clarify that the flexibility you describe refers to the Sponsor
s ability to transfer or forfeit founder shares, or to agree to vesting requirements in
connection with an initial business combination. Please further clarify that any transfers or
other actions taken with respect to the founder shares will only be on terms that are
consistent with, and that will not require any waiver or amendment of, the restrictions and
waivers set forth in the letter agreement or the conversion terms of the founder shares, all as
described in the prospectus.
 Tom Wasserman
Altimar Acquisition Corp.
October 16, 2020
Page 2

        You may contact Peter McPhun at (202) 551-3581 or Kristina Marrone at
(202) 551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 or with any other questions.



FirstName LastNameTom Wasserman                           Sincerely,
Comapany NameAltimar Acquisition Corp.
                                                          Division of
Corporation Finance
October 16, 2020 Page 2                                   Office of Real Estate
& Construction
FirstName LastName